Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2019 and December 31, 2018 and results of operations for the three and nine months ended September 30, 2019 and 2018. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2019, included elsewhere in this report, and our annual report for the year ended December 31, 2018 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole direct investments are a 50% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with the how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. The partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), BPY AO LTIP Units of the Operating Partnership (“AO LTIP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPR Units”) of Brookfield Property REIT Inc. (“BPR”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 and Series 2 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holders of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units.We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the three and nine months ended September 30, 2019 and includes material information up to November 8, 2019. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 19,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	136 premier properties	●	123 best-in-class malls and urban retail properties
●	93 million square feet	●	122 million square feet
●	92% occupancy	●	95% occupancy
●	8.1 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add

INVESTMENT STRATEGY
    Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we target earning between 6% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 13 million square feet of active development projects underway with another 8 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to unitholders from a combination of healthy distributions and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions at the targeted rate of 5% to 8% per annum to unitholders to provide them with an attractive total return on their investment.

We consider the following items to be important drivers of our current and anticipated financial performance:

•	increases in occupancies by leasing vacant space and pre-leasing active developments;

•	increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	debt capital at a cost and on terms conducive to our goals;

•	equity capital at a reasonable cost;

•	new property acquisitions and other investments that fit into our strategic plan; and

•	opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•
Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units FV LTIP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 13.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 13 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 13.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 13 and Equity attributable to Unitholders to total equity on page 16.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94% occupancy level and an average 6.7 year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties
Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended September 30, 2019, we obtained external appraisals of 21 of our properties representing a gross property value of $9 billion (or 5% of the portfolio). These external appraisals were within less than 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and 2018. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 16.

The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2019 and 2018:

In our Core Office segment:

•
In the third quarter of 2019, we sold our interest in the Darling Park office complex in Sydney for approximately A$638 million ($438 million) and a realized gain of approximately A$247 million ($169 million). We sold 3 Spring Street in Sydney for approximately A$173 million ($119 million) and a realized gain of approximately A$98 million ($67 million).

•	In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and realized a gain of approximately $32 million.

•
In the fourth quarter of 2018, we sold 10 Shelley Street in Sydney for A$533 million ($379 million) and realized a gain of A$149 million ($104 million). We sold 12 Shelley Street in Sydney for A$270 million ($192 million) and realized a gain of A$111 million ($78 million). We sold Queen’s Quay Terminal in Toronto for C$261 million ($191 million) and realized a gain of C$173 million ($127 million). We sold our 25% interest in Jean Edmonds Tower in Ottawa for C$47 million ($34 million) and realized a gain of C$5 million ($4 million).

•
In the fourth quarter of 2018, we launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

In our Core Retail segment:

•
In the third quarter of 2019, we acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million. Prior to the acquisition, our 50% joint venture interest was reflected as an equity accounted investment. As a result, we gained control of the investment and will consolidate its results.

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah for approximately $291 million. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

•
On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP Inc. (“GGP”) (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. BPR Units represent a publicly traded U.S. REIT security structured to provide an economic return identical to LP Units. BPR Units provide their holders with the right to request that their units be redeemable for cash consideration. In the event BPR Unitholders exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest. We consolidated the results from BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

In our LP Investments segment:

•
In the third quarter of 2019, we sold a portfolio of triple-net lease assets in the U.S. in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund, for approximately $585 million and a realized gain of approximately $36 million.

•	In the second quarter of 2019, we sold a portfolio of office assets in California in the BSREP I fund, for approximately $270 million and a realized gain of approximately $114 million.

•
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

•	In the fourth quarter of 2018, we sold a logistics portfolio in the U.S. in the BSREP I fund, for approximately $3.4 billion and a realized gain of approximately $1.1 billion.

•
In the fourth quarter of 2018, we acquired a portfolio of mixed-use asset across the U.S. (“Forest City Realty Inc. acquisition”) for consideration of $6,948 million, a student housing portfolio in France for consideration of €279 million ($318 million) and a hotel in Florida for consideration of $222 million. These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

•
In the third quarter of 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million). These are BSREP III investments and we have since deconsolidated them in the first quarter of 2019 as mentioned above.

•
In the third quarter of 2018, we sold a portfolio of 112 self-storage properties in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund, for approximately $1.3 billion, and realized a gain of approximately $292 million.

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

For the purposes of the following comparison between the three and nine months ended September 30, 2019 and 2018, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$870	$722	$1,606	$2,796
Net income attributable to Unitholders(1)	474	380	934	1,444
NOI(1)	1,076	960	3,303	2,688
FFO(1)	261	123	810	561
Company FFO(1)	324	249	966	763

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Net income for the three months ended September 30, 2019 increased to $870 million from $722 million for the same period in the prior year. The increase is primarily attributable to incremental earnings from an increased ownership in GGP post-acquisition, contributing a full quarter of consolidated results this year compared to one month in the prior year and other investment activity since the prior year. Net income per unit attributable to Unitholders was $0.46 in the current period as compared to $0.44 in the prior year. Net income also increased as a result of same-property growth in Core Office driven by leasing activity, particularly in Downtown New York, Midtown New York, Los Angeles and Toronto at average rents higher than expiring rents and increased fee income and investment gains. This was offset by mark-to-mark losses on derivatives and the impact of a stronger U.S. dollar.

Net income for the nine months ended September 30, 2019 decreased to $1,606 million from $2,796 million for the same period in prior year. Net income per unit attributable to Unitholders for the nine months ended September 30, 2019 was $0.90 compared with $1.79 in the prior year. The decrease is primarily attributable to mark-to-market losses on derivatives and fair value losses recognized on our Core Retail portfolio, reflecting updated cashflow assumptions and valuation metrics, as well as fair value losses on our LP Investments retail portfolio. The prior year benefited from fair value gains associated with our since-sold logistics portfolio in the U.S, our office portfolio in India and a gain on extinguishment of debt associated with the sale of a hospitality asset.

FFO increased to $261 million during the three months ended September 30, 2019 compared with $123 million during the same period in the prior year. These increases were driven by incremental FFO from the GGP acquisition, investment activity since the prior year and leasing activity which resulted in higher NOI. Also contributing to the increase was investment and other revenue recorded on an incentive fee earned on a development with a joint venture partner. These increases were partially offset by higher interest and general and administrative expenses due to the GGP acquisition and other investments and the impact of a stronger U.S. dollar.

For the nine months ended September 30, 2019 FFO increased to $810 million from $561 million in the prior year.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$1,380	$1,251	$4,240	$3,478
Hospitality revenue	472	502	1,466	1,460
Investment and other revenue	165	75	410	161
Total revenue	2,017	1,828	6,116	5,099
Direct commercial property expense	481	478	1,482	1,308
Direct hospitality expense	295	315	921	942
Investment and other expense	—	17	10	17
Interest expense	738	632	2,194	1,689
Depreciation and amortization	86	81	256	229
General and administrative expense	214	241	656	593
Total expenses	1,814	1,764	5,519	4,778
Fair value gains (losses), net	449	556	(273)	1,943
Share of earnings from equity accounted investments	409	65	1,499	581
Income before taxes	1,061	685	1,823	2,845
Income tax expense (benefit)	191	(37)	217	49
Net income	$870	$722	$1,606	$2,796
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	396	342	672	1,352
Net income attributable to Unitholders(1)	$474	$380	$934	$1,444

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 13.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per share information)	2019	2018	2019	2018
Net income	$870	$722	$1,606	$2,796
Less: Non-controlling interests	396	342	672	1,352
Less: Preferred unit dividends	5	—	8	—
Net income attributable to Unitholders - basic(1)	$469	$380	$926	$1,444
Dilutive effect of conversion of capital securities - corporate and options	—	7	8	20
Net income attributable to Unitholders - diluted	$469	$387	$934	$1,464

Weighted average number of units outstanding - basic(1)	1,020.1	873.5	1,027.6	807.1
Conversion of capital securities - corporate and options	—	19.9	8.7	18.4
Weighted average number of units outstanding - diluted	1,020.1	893.4	1,036.3	825.5
Net income per unit attributable to Unitholders - basic(1)(2)	$0.46	$0.44	$0.90	$1.79
Net income per unit attributable to Unitholders - diluted(2)	$0.46	$0.43	$0.90	$1.77

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

For the three months ended September 30, 2019, commercial property revenue increased by $129 million compared to the same period in the prior year due to the GGP acquisition, property acquisitions in our LP Investments segment and same-property growth in our Core Office segment, offset by property dispositions in our Core Office and LP Investments segments and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $342 million to commercial property revenue as compared to $129 million in the prior period as the investment was previously accounted for under the equity method. Our Core Office portfolio generated 5.2% same-property growth, largely driven by leasing activity in Downtown New York, Midtown New York, Los Angeles and Toronto.

Direct commercial property expense increased by just $3 million as the acquisition of GGP and additional expenses relating to property transactions was offset by Core Office property dispositions and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $92 million to commercial property expense as compared to $36 million in the prior periods as the investment was previously accounted for under the equity method. Margins in 2019 were 65.1%, an increase of 3% over 2018.

For the nine months ended September 30, 2019, commercial property revenue increased by $762 million compared to the same period in the prior year due to the GGP acquisition, acquisition activity, and same-property growth in our Core Office segment. The GGP acquisition resulted in consolidation of the investment which is contributing $1,006 million to commercial property revenue as compared to $129 million in the prior periods as the investment was previously accounted for under the equity method. Property transaction acquisitions contributed to a $93 million increase in revenue. Our Core Office portfolio generated 7.1% same-property growth, largely driven by leasing activity in Downtown New York, Midtown New York, Los Angeles, Toronto and London. These increases were partially offset property transaction dispositions and the negative impact of foreign currency translation.

Direct commercial property expense increased by $174 million largely due to additional expenses relating to the GGP acquisition and other investment activity. Margins in 2019 were 65.0%, an increase of 3% over 2018.

Commercial property NOI increased by $126 million to $899 million during the three months ended September 30, 2019 compared with $773 million during the same period in the prior year. For the nine months ended September 30, 2019, commercial property NOI increased by $588 million to $2,758 million compared with $2,170 million during the same period in the prior year. The increase was primarily driven by the GGP acquisition, as well as other investment activity and same-property growth in our Core Office portfolio offset by Core Office dispositions and the impact of foreign currency translation.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2019, hospitality revenue decreased by $30 million compared to the same period in the prior year. This decrease reflects the impact of the disposition of the Hard Rock Hotel and Casino in Las Vegas in the prior year and the negative impact of foreign currency translation. Direct hospitality expense decreased to $295 million for the three months ended September 30, 2019, compared to $315 million in the same period in the prior year.

For the nine months ended September 30, 2019, hospitality revenue increased by $6 million compared to the same period in the prior year. This increase was due to strong performance at the Atlantis Paradise Island resort and other North American hotel investments after recent renovations partially offset by the sale of the Hard Rock Hotel and Casino. The impact of Hurricane Dorian in August 2019 had a minimal effect on the Atlantis Paradise Island resort and we did not sustain any material damage to the property.

Direct hospitality expense decreased to $921 million for the nine months ended September 30, 2019, compared to $942 million in the same period in the prior year primarily due to disposition activity and the impact of foreign currency translation. Margins were 37.5% and 37.2% for the three and nine ended September 30, 2019, respectively, representing increases of 0.2% and 1.7%, respectively.

Hospitality NOI decreased by $10 million to $177 million during three months ended September 30, 2019 compared to $187 million during the same period in the prior year. The decrease is attributable to the sale of the Hard Rock Hotel and Casino. For the nine months ended September 30, 2019, hospitality NOI increased by $27 million to $545 million compared to $518 million during the same period in the prior year. The increase is primarily due to incremental NOI from completed renovations at various assets, partially offset by dispositions and the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $90 million and increased by $249 million for the three and nine months ended September 30, 2019, respectively, as compared to the same periods in the prior year. The increase for the three and nine months ended September 30, 2019 is primarily due to $89 million and $167 million, respectively, of investment and other revenue from Core Retail, primarily consisting of fee revenues earned from our joint ventures arrangements from the GGP acquisition. Also contributing to the increase is higher development management and joint venture partner fees within Core Office as development activity has increased and we have entered into new joint venture arrangements that provide fees. Additionally, we earned a performance-based fee of $51 million for achieving certain milestones at Five Manhattan West during the current year.

Investment and other expense for the three and nine months ended September 30, 2019 remained flat at nil and $10 million, respectively, as compared the same period in the prior year.

Interest expense
Interest expense increased by $106 million and $505 million for the three and nine months ended September 30, 2019 as compared to the same period in the prior year. This increase was primarily due to the assumption of debt obligations and the acquisition debt incurred in connection with the acquisition of GGP. Additionally, interest expense from other property acquisitions and corporate bond issuances contributed to the increase, partially offset by disposition activity, the deconsolidation of our interests in investments held in BSREP III and lower average revolving corporate debt balances.

General and administrative expense
General and administrative expense decreased by $27 million for the three months ended September 30, 2019 as compared to the same period in the prior year. The decrease is driven by the deconsolidation of BSREP III which incurred general and administrative expense of $67 million in the prior year. Our investment in BSREP III was deconsolidated in early 2019 and is now accounted for as a financial asset. This decrease was partially offset by operating costs related to the GGP acquisition and other investment activity. The consolidation of GGP resulted in general and administrative expense of $63 million for the three months ended September 30, 2019 as compared to $26 million in the same period in the prior year, when we had one month of consolidated results for GGP.

General and administrative expense increased by $63 million for the nine months ended September 30, 2019 as compared to the same period in the prior year. These increases were primarily attributable to operating and transaction costs related to the GGP acquisition and investment activity. The consolidation of GGP resulted in general and administrative expense of $199 million for the nine months ended September 30, 2019 as compared to $26 million in the same period in the prior year, when we had one month of consolidated results for GGP. This increase was offset by the deconsolidation of BSREP III investments which had general and administrative expense of nil in the current period compared to $112 million in the same period in the prior year.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office segment were $124 million for the three months ended September 30, 2019. These gains primarily relate to 100 Bishopsgate in London as the development nears substantial completion, fair value gains in Brazil due to improved market outlook and historical low interest rates and fair value gains in Australia due to capitalization rate compression supported by improving market conditions. Fair value gains, net for our Core Office segment were $469 million for the nine months ended September 30, 2019 related to the gains mentioned above as well as gains recognized in the first quarter of 2019 within our New York portfolio to reflect market conditions.

The prior year included fair value gains primarily related to properties in Toronto and Sydney as a result of changes in valuation metrics, gains on our London development portfolio, and gains from disposition of an interest in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver. These gains were partially offset by losses in our Downtown New York portfolio.

Fair value losses, net for our Core Retail segment were $5 million and $832 million for the three and nine months ended September 30, 2019. The fair value losses, net from the Core Retail portfolio for the nine months ended September 30, 2019 reflects updated cashflow assumptions and valuation metrics agreed upon by an independent third party.

The prior year included fair value gains related to our acquisition of GGP.

Fair value gains, net for our LP Investments segment for the three months ended September 30, 2019 were $392 million primarily due to our office portfolio in Brazil which benefited from discount rate compression due to improved market conditions and historical low interest rates and in our India portfolios which benefited from capitalization rate compression.

Fair value gains, net for our LP Investments segment for the nine months ended September 30, 2019 were $213 million mainly due to fair value gains mentioned above as well as fair value gains in our student housing portfolio as a result of capitalization rate compression, partially offset by losses in our retail portfolio due to updated cashflow assumptions.

The prior year included fair value gains from our office portfolio in India due to leasing activity and the completion of several developments, our industrial portfolio due to strengthened market conditions and compressed discount rates, as well as gains on the sale of a self-storage portfolio. These gains were partially offset by fair value losses in our retail portfolio.

In addition, for the three and nine months ended September 30, 2019, we recorded fair value losses, net of $62 million and $123 million (2018 - fair value gains, net of nil and $200 million), respectively, related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter. The prior year gains related to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity and becoming the 100% common equity holder.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are:

•	In Core Office - Canary Wharf and Manhattan West.

•	In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.

•	In LP Investments - the Diplomat hotel and our interest in the second value-add multifamily fund.
In the prior year, our then 34% interest in GGP was accounted for under the equity method.

Our share of net earnings from equity accounted investments for the three and nine months ended September 30, 2019 was $409 million and $1,499 million, respectively, which represents an increase of $344 million and an increase of $918 million, respectively, compared to the prior year, primarily due to Core Retail fair value gains recognized at 730 Fifth Avenue prior to our additional interest acquired in the third quarter of 2019 which resulted in consolidation, and Ala Moana Center in the second quarter of 2019. This was partially offset by a lower share of net earnings from equity accounted investments from LP Investments mainly due to the disposition of a logistics portfolio in the fourth quarter of 2018.

Income tax expense (benefit)
The increase in income tax expense for the nine months ended September 30, 2019 compared to the prior year is primarily due to the reversal of deferred tax liabilities relating to legislative and entity tax status change, an internal restructuring of the ownership of certain retail investments and the recognition of previously unrecognized net operating losses.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$1,380	$1,251	$4,240	$3,478
Direct commercial property expense	(481)	(478)	(1,482)	(1,308)
Commercial property NOI	899	773	2,758	2,170
Hospitality revenue	472	502	1,466	1,460
Direct hospitality expense	(295)	(315)	(921)	(942)
Hospitality NOI	177	187	545	518
Total NOI	1,076	960	3,303	2,688
Investment and other revenue	165	75	410	161
Share of net earnings from equity accounted investments	409	65	1,499	581
Interest expense	(738)	(632)	(2,194)	(1,689)
Depreciation and amortization	(86)	(81)	(256)	(229)
General and administrative expense	(214)	(241)	(656)	(593)
Investment and other expense	—	(17)	(10)	(17)
Fair value gains (losses), net	449	556	(273)	1,943
Income before taxes	1,061	685	1,823	2,845
Income tax expense	(191)	37	(217)	(49)
Net income	$870	$722	$1,606	$2,796
Net income attributable to non-controlling interests	396	342	672	1,352
Net income attributable to Unitholders	$474	$380	$934	$1,444

The following table reconciles net income to FFO and Company FFO for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$870	$722	$1,606	$2,796
Add (deduct):
Fair value (gains) losses, net	(449)	(556)	273	(1,943)
Share of equity accounted fair value (gains) losses, net	(232)	52	(877)	(33)
Depreciation and amortization of real estate assets	72	70	211	201
Income tax expense (benefit)	191	(37)	217	49
Non-controlling interests in above items	(191)	(128)	(620)	(509)
FFO	$261	$123	$810	$561
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	10	9	31	24
Transaction costs, net(1)	35	103	72	136
(Gains)/losses associated with non-investment properties, net(1)	1	1	—	4
Imputed interest(2)	15	13	42	38
BSREP III earnings(3)	2	—	11	—
Company FFO	$324	$249	$966	$763

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$66,296	$76,014
Commercial developments	4,490	4,182
Equity accounted investments	21,617	22,698
Property, plant and equipment	6,769	7,506
Cash and cash equivalents	2,141	3,288
Assets held for sale	1,780	1,004
Total assets	109,056	122,520
Debt obligations	52,402	63,811
Liabilities associated with assets held for sale	1,118	163
Total equity	44,963	46,740
Equity attributable to Unitholders(1)	$27,518	$28,284
Equity per unit(2)	$28.61	$28.72

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 16 for additional information.

As of September 30, 2019, we had $109,056 million in total assets, compared with $122,520 million at December 31, 2018. This $13,464 million decrease was primarily due to the deconsolidation of BSREP III investments, due to loss of control upon reducing our commitment to the fund on final close; our commitment to the fund is 7% compared to 25% at December 31, 2018.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $76,014 million at the end of 2018 to $66,296 million at September 30, 2019. The decrease was largely due to the deconsolidation of BSREP III investments, the full or partial disposition of certain assets during the current year and the negative impact of foreign currency translation based on closing spot rates. These decreases were partially offset by the impact of the adoption of IFRS 16, Leases (“IFRS 16”) which requires the recognition of right-of-use assets and increased the balance by $699 million. Additionally, asset acquisitions, incremental capital spent to maintain or enhance properties and valuation gains within our Core Office and LP Investments portfolio, contributed to the offset.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,490 million at September 30, 2019, an increase of $308 million from the balance at December 31, 2018. The increase is primarily due incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion, partially offset by the deconsolidation of BSREP III investments.

The following table presents the changes in investment properties from December 31, 2018 to September 30, 2019:

	Sep. 30, 2019
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$76,014	$4,182
Acquisitions	2,957	195
Capital expenditures	1,074	910
Accounting policy change(1)	699	22
Dispositions(2)	(461)	(25)
Fair value gains, net	(361)	457
Foreign currency translation	(466)	(97)
Transfer between commercial properties and commercial developments	289	(289)
Impact of deconsolidation due to loss of control(3)	(10,701)	(798)
Reclassifications to assets held for sale and other changes	(2,748)	(67)
Investment properties, end of period	$66,296	$4,490

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Property dispositions represent the carrying value on date of sale.

(3)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Equity accounted investments decreased by $1,081 million since December 31, 2018 primarily as a result of the deconsolidation of BSREP III during the first quarter of 2019, and the associated interests in properties held through joint ventures, primarily through Forest City Realty Inc.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Sep. 30, 2019
Equity accounted investments, beginning of period	$22,698
Additions	522
Disposals and return of capital distributions	(463)
Share of net earnings from equity accounted investments	1,499
Distributions received	(329)
Foreign currency translation	(211)
Reclassification to assets held for sale	34
Impact of deconsolidation due to loss of control(1)	(1,434)
Other comprehensive income and other	(699)
Equity accounted investments, end of period	$21,617

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 4, Investment Properties for further information.

Property, plant and equipment decreased by $737 million since December 31, 2018, primarily due to deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida as well as the negative impact of foreign currency translation. These decreases were offset by capital spend during the current year.

As of September 30, 2019, assets held for sale primarily included nine triple net lease assets and a portfolio of multifamily assets in our LP Investments segment as well as a Core Office asset in Sydney.

The following table presents changes in our assets held for sale from December 31, 2018 to September 30, 2019:

(US$ Millions)	Sep. 30, 2019
Balance, beginning of period	$1,004
Reclassification to/(from) assets held for sale, net	3,031
Disposals	(2,306)
Fair value adjustments	62
Foreign currency translation	(11)
Balance, end of period	$1,780

Our debt obligations decreased to $52,402 million at September 30, 2019 from $63,811 million at December 31, 2018. Contributing to this decrease was the deconsolidation of BSREP III due to loss of control as mentioned above as term debt associated with an investment in the fund and the BSREP III credit facilities are no longer being consolidated by the partnership. Also contributing to the decrease was a paydown of the partnership’s credit facilities and the negative impact of foreign currency translation. These decreases were partially offset by the addition of property-specific borrowings and senior secured notes during the period.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Corporate borrowings	$2,355	$2,159
Funds subscription facilities	16	4,516
Non-recourse borrowings
Property-specific borrowings	44,079	50,407
Subsidiary borrowings	5,952	6,729
Total debt obligations	$52,402	$63,811
Current	6,695	5,874
Non-current	45,707	57,937
Total debt obligations	$52,402	$63,811

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Sep. 30, 2019	Dec. 31, 2018
Total equity	$44,963	$46,740
Less:
Interests of others in operating subsidiaries and properties	17,024	18,456
Preferred equity	421	—
Equity attributable to Unitholders	27,518	28,284
Mandatorily convertible preferred shares	1,643	1,622
Total equity attributable to Unitholders	29,161	29,906
Partnership units	949,024,000	971,144,432
Mandatorily convertible preferred shares	70,051,024	70,038,910
Total partnership units	1,019,075,024	1,041,183,342
Total equity attributable to Unitholders per unit	$28.61	$28.72

Equity attributable to Unitholders was $27,518 million at September 30, 2019, a decrease of $766 million from the balance at December 31, 2018. The decrease was primarily due to repurchases of LP Units and BPR Units and distributions partially offset by net income during the period. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $28.61 per unit at September 30, 2019 from $28.72 per unit at December 31, 2018.

Interests of others in operating subsidiaries and properties was $17,024 million at September 30, 2019, a decrease of $1,432 million from the balance of $18,456 million at December 31, 2018. The decrease was primarily a result of the deconsolidation of BSREP III.

SUMMARY OF QUARTERLY RESULTS

	2019			2018				2017
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue(1)	$2,017	$2,026	$2,073	$2,140	$1,828	$1,651	$1,620	$1,578
Direct operating costs(2)	776	785	842	837	793	716	741	707
Net income	870	23	713	858	722	1,051	1,023	958
Net income (loss) attributable to Unitholders	474	127	333	534	380	534	530	134
Net income (loss) per share attributable to Unitholders - basic	$0.46	$0.12	$0.32	$0.51	$0.44	$0.69	$0.69	$0.17
Net income (loss) per share attributable to Unitholders - diluted	$0.46	$0.12	$0.32	$0.51	$0.43	$0.68	$0.68	$0.17

(1)
We adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in 2018 using the modified retrospective method. The comparative information for periods prior to 2018 has not been restated and is reported under the accounting standards effective for those periods.

(2)
We adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Core Office	$130	$114	$419	$374
Core Retail	169	71	497	300
LP Investments	65	45	210	200
Corporate	(103)	(107)	(316)	(313)
FFO	$261	$123	$810	$561

The following table presents equity attributable to Unitholders by segment as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Core Office	$13,690	$14,199
Core Retail	13,697	14,136
LP Investments	5,238	5,204
Corporate	(5,107)	(5,255)
Total	$27,518	$28,284

Core Office

Overview
Our Core Office portfolio consists of interests in 136 high-quality office properties totaling over 93 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 13 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$130	$114	$419	$374
Net income attributable to Unitholders	211	383	904	678

FFO from our Core Office segment was $130 million for the three months ended September 30, 2019 as compared to $114 million in the same period in the prior year. This increase is largely attributable to same-property growth driven by lease commencements mainly in New York as well as a performance-based fee of $13 million earned in the current period for achieving certain milestones at Five Manhattan West. These increases were partially offset by dispositions as mentioned in property transactions and the negative impact of foreign currency translation.

FFO from our Core Office segment was $419 million for the nine months ended September 30, 2019 as compared to $374 million in the same period in the prior year. This increase is largely attributable to same-property growth as mentioned above and a total of $51 million for a performance-based fee earned at Five Manhattan during the nine months ended September 30, 2019 as well as higher development management and joint venture partner fees as development activity has increased and we have sold interests in assets to a number of joint venture partners. These increases were partially offset by dispositions as mentioned in property transactions and the negative impact of foreign currency translation.

Net income attributable to Unitholders decreased by $172 million to $211 million during the three months ended September 30, 2019 as compared to $383 million during the same period in 2018. The decrease is largely attributable to higher fair value gains recognized in the prior period as well as the impact from dispositions and the negative impact of foreign currency translation. The decrease was partially offset by fair value gains primarily related to 100 Bishopsgate in London as the development nears substantial completion and valuation gains on Australian assets to reflect market conditions.

Net income attributable to Unitholders increased by $226 million to $904 million during the nine months ended September 30, 2019 as compared to $678 million during the same period in 2018. The increase is largely attributable to fair value gains in London and Australia as mentioned above, as well as valuation gains on our New York assets to reflect market conditions. These increases were partially offset by dispositions and the negative impact of foreign currency translation.

Leasing Activity
The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2019 and 2018:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2019	Sep. 30, 2018	Sep. 30, 2019	Sep. 30, 2018
Total portfolio:
NOI(1)	$266	$271	$95	$106
Number of properties	70	78	66	72
Leasable square feet (in thousands)	47,910	49,255	27,683	30,896
Occupancy	91.3%	91.9%	94.3%	94.6%
In-place net rents (per square foot)(2)(3)	$29.43	$28.69	$44.32	$43.37
Same-property:
NOI(1,2)	$264	$251	$104	$98
Number of properties	69	69	64	64
Leasable square feet (in thousands)	46,816	46,768	27,678	27,674
Occupancy	91.9%	91.8%	94.3%	94.6%
In-place net rents (per square foot)(2)(3)	$29.72	$28.68	$44.33	$42.61

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)
Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.

(3)	Presented using normalized foreign exchange rates, using the September 30, 2019 exchange rate.

NOI from our consolidated properties decreased to $266 million during the three months ended September 30, 2019 from $271 million in the same quarter in 2018. The decrease was primarily due to dispositions in Sydney, Toronto and Denver since the prior year and the negative impact of foreign currency translation. Same-property NOI for our consolidated properties for the three months ended September 30, 2019 compared with the same period in the prior year increased by $13 million to $264 million. This increase was primarily the result of higher in-place net rents and lease commencements.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased by $11 million to $95 million during the three months ended September 30, 2019, compared to $106 million during the period in the prior year. This decrease is due to dispositions since the prior year and the negative impact of foreign currency translation. These decreases were partially offset by slightly higher same-property NOI.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the nine months ended September 30, 2019 and 2018:

	Total portfolio
(US$, except where noted)	Sep. 30, 2019	Sep. 30, 2018
Leasing activity (square feet in thousands)
New leases	2,582	2,420
Renewal leases	1,943	2,060
Total leasing activity	4,525	4,480
Average term (in years)	8.1	8.2
Year one leasing net rents (per square foot)(1)	$39.96	$30.88
Average leasing net rents (per square foot)(1)	42.74	33.68
Expiring net rents (per square foot)(1)	34.24	30.24
Estimated market net rents for similar space (per square foot)(1)	37.69	38.33
Tenant improvement and leasing costs (per square foot)	56.43	50.27

(1)	Presented using normalized foreign exchange rates, using the September 30, 2019 exchange rate.

For the nine months ended September 30, 2019, we leased approximately 4.5 million square feet at average in-place net rents of $42.74 per square foot. Approximately 57% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 7% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the nine months ended September 30, 2019, tenant improvements and leasing costs related to leasing activity were $56.43 per square foot, compared to $50.27 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Sep. 30, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	6.8%	5.5%	12	6.9%	5.6%	12
Canada	5.9%	5.4%	10	6.0%	5.4%	10
Australia	6.8%	5.9%	10	7.0%	6.2%	10
Brazil	7.9%	7.4%	6	9.6%	7.7%	6
Unconsolidated properties
United States	6.8%	4.9%	11	6.6%	5.1%	10
Australia	6.5%	5.2%	10	6.7%	5.7%	10
Europe(1)	4.6%	5.0%	10	4.7%	4.9%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$21,566	$21,350
Commercial developments	3,204	2,182
Equity accounted investments	8,470	8,365
Participating loan interests	—	268
Accounts receivable and other	1,082	1,218
Cash and cash equivalents	601	678
Assets held for sale	276	34
Total assets	$35,199	$34,095
Debt obligations	12,519	11,922
Capital securities	884	813
Accounts payable and other liabilities	1,825	1,345
Deferred tax liability	980	953
Liabilities associated with assets held for sale	121	—
Non-controlling interests of others in operating subsidiaries and properties	5,180	4,863
Equity attributable to Unitholders	$13,690	$14,199

Equity attributable to Unitholders decreased by $509 million to $13,690 million at September 30, 2019 from $14,199 million at December 31, 2018. The decrease relates to new financing at 300 Madison Avenue for $625 million, where proceeds were used to repay our corporate credit facility offset by net income earned.

Commercial properties totaled $21,566 million at September 30, 2019, compared to $21,350 million at December 31, 2018. The increase was driven primarily by the adoption of IFRS 16 which requires the recognition of right-of-use assets, as well as incremental capital spent to maintain or enhance properties partially offset by dispositions and the negative impact of foreign currency translation based on spot rates.

Commercial developments increased by $1,022 million from December 31, 2018 to September 30, 2019. The increase was primarily due to incremental capital spend on our active developments and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2018 to September 30, 2019:

(US$ Millions)	Sep. 30, 2019
Equity accounted investments, beginning of period	$8,365
Additions	226
Disposals and return of capital distributions	(85)
Share of net income, including fair value gains	414
Distributions received	(35)
Foreign currency translation	(180)
Reclassification to assets held for sale	34
Other	(269)
Equity accounted investments, end of period	$8,470

Equity accounted investments increased by $105 million since December 31, 2018 to $8,470 million at September 30, 2019. The increase was driven by our share of income and contributions to our development assets held in joint ventures, partially offset by the change in treatment of Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) from an equity accounted investment to financial asset due to reduction in our ownership and the negative impact of foreign currency translation.

Debt obligations increased from $11,922 million at December 31, 2018 to $12,519 million at September 30, 2019. This increase is the result of refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the impact of foreign currency translation.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2019	Dec. 31, 2018
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			884	813
Total capital securities			$884	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $884 million of capital securities – fund subsidiaries outstanding at September 30, 2019 as compared to $813 million at December 31, 2018. Capital securities – fund subsidiaries includes $820 million (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $64 million at September 30, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in Brookfield D.C. Office Partners LLC ("D.C. Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2019:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q3 2020	75%		£845		£769		£515		£487
One Manhattan West, Midtown New York(2)	2,081	853	Q4 2020	88%		$795		$649		$554		$398
Manhattan West Retail, Midtown New York(2)	70	39	Q1 2021	50%		$117		$67		$59		$2
Wood Wharf, Office, London(2)	423	211	Q2 2021	44%		£125		£32		£93		£—
ICD Brookfield Place, Dubai(2)	1,156	578	Q4 2021	22%	AED	1,451	AED	1,212	AED	908	AED	696
1 Bank Street, London(2)	715	358	Q3 2022	89%		£257		£224		£225		£167
Bay Adelaide North, Toronto	820	820	Q3 2023	78%	C$	498	C$	123	C$	350	C$	—
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	25%		$1,329		$280		$—		$—
Office Redevelopment:
388 George Street, Sydney	441	221	Q3 2021	52%	A$	178	A$	43	A$	167	A$	41
110 Avenue of the Americas, Midtown New York	376	136	Q2 2022	95%		$113		$23		$—		$—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q4 2019	n/a		£190		£171		£122		£103
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q2 2020	n/a		£102		£90		£80		£50
Southbank Place(2)(3)	669	167	Q2 2020	n/a		£232		£193		£135		£96
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q1 2021	n/a		£151		£108		£96		£57
Greenpoint Landing Building F, New York(2)	348	331	Q1 2021	n/a		$347		$243		$206		$78
Newfoundland, London(2)	545	273	Q2 2021	n/a		£249		£227		£174		£109
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£140		£135		£—
755 Figueroa, Los Angeles(2)(3)	791	374	Q2 2024	n/a		$257		$26		$—		$—
Hotel:
Pendry Manhattan West, Midtown New York(2)	184	103	Q2 2023	—%		$157		$68		$—		$—
Total	12,885	7,185

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our current office and redevelopment projects stand at an average 60% pre-leased. Our recently completed developments, along with our active pipeline are a large contributing factor to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$463	$492	$1,412	$1,472
Hospitality revenue(1)	2	5	8	14
Direct commercial property expense	(192)	(222)	(593)	(661)
Direct hospitality expense(1)	(7)	(4)	(9)	(11)
Total NOI	$266	$271	$818	$814

(1)	Hospitality revenue and direct hospitality expense with our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Same-property NOI	$264	$251	$804	$751
Currency variance	—	2	—	14
NOI related to acquisitions and dispositions	2	18	14	49
Total NOI	266	271	818	814
Investment and other revenue	55	29	171	91
Interest expense	(152)	(153)	(449)	(460)
Depreciation and amortization on real estate assets	(3)	(3)	(8)	(7)
General and administrative expense	(57)	(53)	(178)	(152)
Fair value gains (losses), net	124	135	469	164
Share of net earnings from equity accounted investments	112	274	414	596
Income before taxes	345	500	1,237	1,046
Income tax (expense) benefit	(21)	(35)	(66)	(191)
Net income	324	465	1,171	855
Net income attributable to non-controlling interests	113	82	267	177
Net income attributable to Unitholders	$211	$383	$904	$678

The following table reconciles Core Office net income to FFO for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$324	$465	$1,171	$855
Add (deduct):
Fair value gains, net	(124)	(135)	(469)	(164)
Share of equity accounted fair value losses (gains), net	(49)	(208)	(224)	(396)
Depreciation and amortization of real estate assets	1	—	3	1
Income tax expense (benefit)	21	35	66	191
Non-controlling interests in above items	(43)	(43)	(128)	(113)
FFO	$130	$114	$419	$374

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Unconsolidated properties NOI	$95	$106	$304	$345
Unconsolidated properties fair value gains, net	49	208	224	396
Other expenses	(32)	(40)	(114)	(145)
Share of net earnings from equity accounted investments	$112	$274	$414	$596

Core Retail

Overview
Our Core Retail segment consists of 123 best-in-class retail properties containing approximately 122 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that should generate same-property NOI growth. Furthermore, we expect to earn between 6% and 8% unlevered, pre-tax returns on construction costs from our development pipeline, which will also drive NOI growth.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$169	$71	$497	$300
Net income attributable to Unitholders	296	1	398	30

FFO earned in our Core Retail segment for the three months ended September 30, 2019 was $169 million compared to $71 million for the same period in the prior year. FFO increased due to higher NOI from a full quarter from our incremental ownership in GGP post-acquisition in the third quarter of 2018 in the current year compared to one month of NOI in the prior year. These increases were partially offset by higher interest expense, including new corporate acquisition debt and senior note debt, and general and administrative expenses associated with our incremental ownership.

For the nine months ended September 30, 2019, FFO earned in our Core Retail segment was $497 million compared to $300 million for the same period in the prior year. FFO increased due to the reasons mentioned above.

Net income attributable to Unitholders increased by $295 million to $296 million for the three months ended September 30, 2019 as compared to $1 million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily attributable to FFO earnings from our incremental ownership in GGP. The prior year reflects fair value losses on our equity accounted investment prior to the acquisition of GGP.

Net income attributable to Unitholders increased by $368 million to $398 million for the nine months ended September 30, 2019 as compared to $30 million during the same period in the prior year. The increase in net income attributable to Unitholders is primarily attributable to FFO earnings from our incremental ownership in GGP and fair value gains recognized on our equity accounted investments, mainly Ala Moana Center. The prior year included fair value losses recognized on our equity accounted investment prior to the GGP acquisition. These increases were partially offset by the fair value losses on our consolidated portfolio as it reflects updated cashflow assumptions and valuation metrics agreed upon by an independent third party.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2019 and 2018:

(US$ Millions, except where noted)	Sep. 30, 2019	Sep. 30, 2018
NOI:
Total portfolio(1)	$422	$275
Number of malls and urban retail properties	123	125
Leasable square feet (in thousands)	121,602	122,406
Occupancy(2)	95.0%	95.7%
In-place net rents (per square foot)(2)	$62.14	$61.84
NOI Weighted Sales (per square foot)(2)	$787	$747

(1)
NOI is presented on a proportionate basis. The current period represents 3 months of our consolidated results of BPR. The prior period represents 3 months of activity from our 34% interest in GGP (prior to the GGP acquisition in the third quarter of 2018).

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $422 million for the three months ended September 30, 2019, due to our increased ownership in GGP in the current period.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Sep. 30, 2019	Sep. 30, 2018
Number of leases	1,266	1,263
Leasing activity (square feet in thousands)	4,973	4,142
Average term in years	6.8	6.9
Initial rent per square foot(1)	$61.88	$71.40
Expiring rent per square foot(2)	58.71	63.96
Initial rent spread per square foot	3.17	7.44
% change	5.4%	11.6%
Tenant allowances and leasing costs	$149	$147

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through September 30, 2019, we leased approximately 5.0 million square feet at initial rents approximately 5.4% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio same-store occupancy rate at September 30, 2019 was 95.0%, relatively flat with the same period of the prior year. In our Core Retail segment, we use same-store in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent plus reimbursements of common area costs, and real estate taxes. Same-store in-place rents increased to $62.14 at September 30, 2019 from $61.84 at September 30, 2018.

Valuation Metrics
The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Sep. 30, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.6%	10	7.1%	6.0%	12
Unconsolidated properties
United States	6.3%	4.9%	10	6.6%	5.3%	11

Financial Position

The following table presents an overview of the financial position of our Core Retail segment as at September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$18,268	$17,224
Commercial developments	521	383
Equity accounted investments	11,686	11,158
Accounts receivable and other	507	646
Cash and cash equivalents	215	247
Total assets	31,197	29,658
Debt obligations	14,759	13,052
Accounts payable and other liabilities	766	674
Deferred tax liability	57	23
Non-controlling interest	1,918	1,773
Equity attributable to Unitholders	$13,697	$14,136

Equity attributable to Unitholders in the Core Retail segment decreased by $439 million at September 30, 2019 from December 31, 2018 primarily due to distribution of income during the period and the $95 million issuer bid buyback of BPR Units in the first quarter of 2019.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended September 30, 2019:

(US$ Millions)	Sep. 30, 2019
Equity accounted investments, beginning of year	$11,158
Additions, net of disposals	(89)
Share of net earnings from equity accounted investments	1,068
Distributions received	(76)
Foreign currency translation and other	(375)
Equity accounted investments, end of year	$11,686

Equity accounted investments increased by $528 million to $11,686 million, primarily due to the share of net earnings BPR’s property-level joint ventures earned and fair value gains recognized at higher-tiered malls during the period, partially offset by distributions received.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$342	$129	$1,006	$129
Direct commercial property expense	(92)	(36)	(282)	(36)
Total NOI	$250	$93	$724	$93
The following table reconciles Core Retail net income to net income attributable to Unitholders for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Total NOI	$250	$93	$724	$93
Investment and other revenue	89	16	167	16
Interest expense	(196)	(52)	(506)	(52)
Depreciation and amortization on real estate assets	(5)	(2)	(18)	(2)
Investment and other expense	—	—	—	—
General and administrative expense	(63)	(26)	(199)	(26)
Fair value (losses) gains, net	(5)	78	(832)	78
Share of net earnings from equity accounted investments	257	(259)	1,068	(230)
Income before taxes	327	(152)	404	(123)
Income tax (expense)	(12)	150	15	150
Net income	$315	$(2)	$419	$27
Net income attributable to non-controlling interests	19	(3)	21	(3)
Net income attributable to Unitholders	$296	$1	$398	$30

The following table reconciles Core Retail net income to FFO for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$315	$(2)	$419	$27
Add (deduct):
Share of equity accounted fair value (gains), net	(159)	298	(707)	498
Fair value losses (gains) losses, net	5	(78)	832	(78)
Income tax (benefit) expense	12	(150)	(15)	(150)
Non-controlling interests in above items	(4)	3	(32)	3
FFO	$169	$71	$497	$300

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Unconsolidated properties NOI	$213	$275	$673	$659
Unconsolidated properties fair value (losses) gains, net and income tax expense	159	(298)	707	(498)
Other expenses	(115)	(236)	(312)	(391)
Share of net earnings from equity accounted investments	$257	$(259)	$1,068	$(230)

LP Investments (formerly referred to as Opportunistic)

Overview
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•
BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 5th year and is fully invested.

•	BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 2nd year.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Return of invested capital	$15	$40	$234	$219
Distribution of earnings and gains on invested capital	68	80	592	233
Total LP Investments distributions	$83	$120	$826	$452
Less: Incentive fees	$(3)	$—	$(139)	$(9)
Total LP Investments distributions, net	$80	$120	$687	$443

During the nine months ended September 30, 2019, distribution of earnings and gains on invested capital primarily related to distributions of income from our office assets in India, Brazil and Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund, our interest in a retail portfolio in China and an office portfolio in

California. Total LP Investments distributions for the nine months ended September 30, 2019 were net of incentive fees primarily from the dispositions mentioned above and upfinancing of our office portfolio in India as several developments near completion. Distribution of earnings and gains on invested capital in the prior periods are primarily due to distributions of income from our office and multifamily assets.

The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	65	45	210	200
Net income attributable to Unitholders	162	101	41	670

FFO increased by $20 million for the three months ended September 30, 2019 and increased by $10 million for the nine months ended September 30, 2019 primarily due to NOI earned from investment activity which contributed incremental NOI of $68 million for the nine months ended September 30, 2019. These increases were partially offset by disposition activity including a portfolio of triple-net lease assets, a portfolio of storage assets and a North American logistics portfolio sold in 2018 coupled with higher interest expense and the negative impact of foreign currency translation.

Net income attributable to Unitholders increased for the three months ended September 30, 2019 by $61 million driven by fair value gains in our office portfolio in Brazil which resulted from discount rate compression due to improved market conditions and historical low interest rates as well as fair value gains in India which resulted from capitalization rate compression.

Net income attributable to Unitholders decreased for the nine months ended September 30, 2019 by $629 million driven by fair value losses in our LP Investments retail portfolio from updated cashflow assumptions. Additionally, the prior year benefited from valuation gains, particularly related to our industrial portfolio in the U.S. and our office assets in India, as well as a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These decreases were partially offset by current year fair value gains mentioned above, fair value gains in our student housing portfolio due to capitalization rate compression as well incremental income relating to the property transactions.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at September 30, 2019 and December 31, 2018:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Investment properties	$27,227	$39,057
Property, plant and equipment	6,530	7,333
Equity accounted investments	1,461	3,175
Accounts receivable and other	4,557	5,777
Cash and cash equivalents	1,301	2,298
Assets held for sale	1,504	970
Total assets	$42,580	$58,610
Debt obligations	22,769	36,678
Capital securities	431	460
Accounts payable and other liabilities	3,235	4,303
Liabilities associated with assets held for sale	997	163
Non-controlling interests of others in operating subsidiaries and properties	9,910	11,802
Equity attributable to Unitholders	$5,238	$5,204

The decrease in investment properties is primarily the result of the deconsolidation of BSREP III investments and the sales of a portfolio of triple-net lease assets and a portfolio of office assets in California, partially offset by property transactions since the prior year, mostly in our office portfolios. Additionally, we had valuation gains from our office portfolios in Brazil and India and our student housing portfolio in the United Kingdom.

The decrease in property, plant and equipment is the result of the deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida and the negative impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom. These decreases were offset by capital spend during the current year.

Equity accounted investments decreased during the nine months ended September 30, 2019 primarily due to the deconsolidation of BSREP III during the first quarter of 2019, as well as distributions of income and return of capital and the negative impact of foreign currency translation during the period. These decreases were partially offset by net income from these investments.

Assets held for sale and related liabilities as of September 30, 2019 includes nine triple-net lease assets in the U.S. and ten multifamily assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased due to the deconsolidation of BSREP III as mentioned in property transactions.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Commercial property revenue	$575	$630	$1,822	$1,877
Hospitality revenue	470	497	1,458	1,446
Direct commercial property expense	(197)	(220)	(607)	(611)
Direct hospitality expense	(288)	(311)	(912)	(931)
Total NOI	560	596	1,761	1,781
Investment and other revenue	19	28	64	51
Interest expense	(330)	(355)	(1,047)	(964)
General and administrative expense	(50)	(124)	(148)	(310)
Investment and other expense	—	(17)	(10)	(17)
Depreciation and amortization	(78)	(79)	(230)	(222)
Fair value (losses) gains, net	392	342	213	1,500
Share of net earnings from equity accounted investments	40	50	17	215
Income before taxes	553	441	620	2,034
Income tax expense	(128)	(79)	(196)	(187)
Net income	425	362	424	1,847
Net income attributable to non-controlling interests	263	261	383	1,177
Net income attributable to Unitholders	$162	$101	$41	$670

The following table reconciles LP Investments net income to FFO for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income	$425	$362	$424	$1,847
Add (deduct):
Fair value gains, net	(392)	(342)	(213)	(1,500)
Share of equity accounted fair value losses (gains), net	(23)	(38)	55	(135)
Depreciation and amortization of real estate assets	72	70	209	200
Income tax expense	128	79	196	187
Non-controlling interests in above items	(145)	(86)	(461)	(399)
FFO	$65	$45	$210	$200

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
FFO	$(103)	$(107)	$(316)	$(313)
Net income attributable to Unitholders	(195)	(105)	(409)	66

FFO was a loss of $103 million (2018 - loss of $107 million) and $316 million (2018 - loss of $313 million) for the three and nine months ended September 30, 2019, respectively. Corporate FFO generally includes interest expense and general and administrative expense.

Interest expense for the three months ended September 30, 2019, totaled $60 million (2018 - $72 million), which reflects $36 million (2018 - $51 million) of interest expense paid on capital securities and $24 million (2018 - $21 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2019, interest expense totaled $192 million (2018 - $212 million), which reflects $116 million (2018 - $160 million) of interest expense paid on capital securities and $76 million (2018 - $52 million) of interest expense on our credit facilities and corporate bonds.

General and administrative expense for the three months ended September 30, 2019 was $44 million (2018 - $36 million) and consists of $25 million (2018 - $25 million) of asset management fees, equity enhancement fees of $6 million (2018 - one million) and $13 million (2018 - $10 million) of other corporate costs. For the nine months ended September 30, 2019 general and administrative expense was $131 million (2018 - $103 million) and consists of $73 million (2018 - $73 million) of asset management fees, equity enhancement fees of $20 million (2018 - one million) and $38 million (2018 - $29 million) of other corporate costs.

For the three and nine months ended September 30, 2019, we also recorded an income tax expense of $30 million and income tax benefit $30 million (2018 - income tax benefit of $2 million and income tax benefit of $179 million), respectively, allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries. The benefit in the prior year related to a decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Accounts receivable and other	$56	$92
Cash and cash equivalents	24	65
Total assets	80	157
Debt obligations	2,355	2,159
Capital securities	1,714	2,112
Deferred tax liabilities	121	91
Accounts payable and other liabilities	560	1,032
Preferred equity	421	—
Non-controlling interests	16	18
Equity attributable to Unitholders	$(5,107)	$(5,255)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in equity attributable to Unitholders is due to repayment of our credit facilities and redemptions of Class B Junior Preferred Shares of Brookfield BPY Holdings Inc., partially offset by an increase in loans and notes payable due to Brookfield Asset Management.

During the first quarter of 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears.

During the third quarter of 2019, we issued $243 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at a coupon rate of 6.375% per annum, payable quarterly in arrears.

In addition, as at September 30, 2019, we had $15 million (December 31, 2018 - $16 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$571	$562
Series 2	24,000,000	6.50%	543	537
Series 3	24,000,000	6.75%	529	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	—	7.64%	—	420
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	13	13
Class A Series 3	909,814	5.00%	17	17
Class A Series 4	940,486	5.20%	18	17
Total capital securities - corporate			$1,714	$2,112

(1)	In the first quarter of 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income (loss)	$(194)	$(104)	$(408)	$67
Net income attributable to non-controlling interests	1	1	1	1
Net income (loss) attributable to Unitholders	$(195)	$(105)	$(409)	$66

The following table reconciles Corporate net income to FFO for the three and nine months ended September 30, 2019 and 2018:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Net income (loss)	$(194)	$(104)	$(408)	$67
Add (deduct):
Fair value (gains) losses, net	62	—	123	(200)
Income tax expense	30	(2)	(30)	(179)
Non-controlling interests in above items	(1)	(1)	(1)	(1)
FFO	$(103)	$(107)	$(316)	$(313)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2019, capital totaled $100 billion (December 31, 2018 - $114 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Unfunded committed capital to funds;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $7,083 million at September 30, 2019 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Proportionate cash retained at subsidiaries	$1,714	$2,057
Proportionate availability under credit facilities	4,081	3,092
Proportionate availability under construction facilities	1,288	1,544
Group-wide liquidity(1)	$7,083	$6,693

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2019
Remainder of 2019	$832
2020	6,046
2021	8,634
2022	3,110
2023	4,009
2024 and thereafter	15,846
Deferred financing costs	(250)
Secured debt obligations	$38,227
Debt to capital ratio	54.0%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2019-2020. Currently, our debt to capital ratio is 54.0%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates in 2019 to 2023.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all material covenants at September 30, 2019. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three and nine month periods ended September 30, 2019 and 2018, the partnership made distributions to Unitholders of $951 million (2018 - $750 million). This compares to cash flow from operating activities of $631 million and $1,148 million for each period. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2018 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.9% of our Core Office segment tenant base and, as at September 30, 2019, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at September 30, 2019:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.9%
Morgan Stanley	NY/Toronto/London	A-	2.6%
Barclays	London/Toronto/Calgary	BBB-	2.0%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Cenovus	Calgary	BB+	1.6%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A-	1.3%
Amazon	NY/London	A-	1.3%
Total			24.3%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering the partnership’s interest in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at September 30, 2019. The largest ten tenants in our portfolio accounted for approximately 21.1% of minimum rents, tenant recoveries and other.

Tenant	Primary Brands	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.8%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	2.6%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.4%
Forever 21 Retail, Inc.	Forever 21	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie	1.5%
Ascena Retail Group	Ann Taylor, Loft, Justice, Lane Bryant	1.5%
Express, Inc.	Express, Express Men, Express Factory	1.5%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Total		21.1%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8% of our Core Office and Core Retail leases mature annually up to 2023. Our Core Office and Core Retail leases has a weighted average remaining lease life of approximately 7.1 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Core Office and Core Retail portfolios at September 30, 2019, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2019	2020	2021	2022	2023	2024	2025	2026 and beyond	Total
Core Office	5,716	380	3,569	5,041	4,601	5,329	4,484	4,503	41,970	75,593
Total % expiring	7.6%	0.5%	4.7%	6.7%	6.1%	7.0%	5.9%	6.0%	55.5%	100.0%
Core Retail(1)	2,803	1,942	5,169	5,599	6,002	5,138	5,918	4,704	16,898	54,173
Total % expiring	5.0%	3.6%	9.5%	10.3%	11.1%	9.5%	10.9%	8.7%	31.4%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 46% of our outstanding debt obligations at September 30, 2019 are floating rate debt compared to 47% at December 31, 2018. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $243 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2019, our consolidated debt to capitalization was 52% (December 31, 2018 – 56%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the nine months ended September 30, 2019, approximately 29% of our assets and 27% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item(1)	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Interest rate caps of US$ LIBOR debt	$7,763	2.7% - 6.0%	Nov. 2019 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	3,077	1.6% - 2.7%	Feb. 2020 - Feb. 2024	(78)
	Interest rate caps of £ LIBOR debt	1,650	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	65	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	106	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	181	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.30% - 4.85%	Mar. 2024	(8)
	Cross currency swaps of US$ LIBOR Debt	508	4.74% - 4.97%	Oct. 2021 - Jul. 2023	(8)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

(1)	As of September 30, 2019, included in derivative liabilities is $83 of fair value loss relating to settled interest rate swaps that are being amortized over the term of the associated debt.

For the three and nine months ended September 30, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the our interest rate hedging activities was nil and $2 million (2018 - nil and $17 million).

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$11
	Net investment hedges		£3,281	£0.74/$ - £0.91/$	Oct. 2019 - Sep. 2021	(38)
	Net investment hedges	A$	479	A$1.38/$ - A$1.48/$	Oct. 2019 - Mar. 2021	9
	Net investment hedges	C¥	475	C¥6.75/$ - C¥6.98/$	Apr. 2020 - Dec. 2020	3
	Net investment hedges	C$	355	C$1.28/$ - C$1.34/$	Oct. 2019 - Jun. 2020	2
	Net investment hedges	₩	1,038,405	₩1,114.85/$ - ₩1,174.30/$	Aug. 2019 - Jun. 2020	24
	Net investment hedges	Rs	5,607	Rs71.78/$ - Rs72.55/$	Mar. 2020 - Apr. 2020	(1)
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2020	—
	Cross currency swap on C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(20)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the three and nine months ended September 30, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2019 and December 31, 2018:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2019	Interest rate caps	$6,492	3.0% - 5.8%	Oct. 2019 - Sep. 2024	$—
	Interest rate swaps on forecasted fixed rate debt	1,610	2.7% - 6.4%	Nov. 2019 - Sep. 2031	(226)
	Interest rate swaps of US$ LIBOR debt	1,803	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(12)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

For the three and nine months ended September 30, 2019, the partnership recognized fair value losses, net of approximately $(29) million and $(122) million (2018 - gains of $18 million and $71 million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and nine months ended September 30, 2019 was $25 million (2018 - $25 million) and $73 million (2018 - $73 million), respectively. The equity enhancement distribution was $6 million (2018 - $1 million) and $20 million (2018 - $1 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership (“Preferred Equity Units”) to a third party in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from such investor for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests(1)	$—	$268
Net (payables)/receivables within equity accounted investments	(98)	(26)
Loans and notes receivable(2)	125	54
Receivables and other assets	26	50
Deposit and promissory note from Brookfield Asset Management	—	(733)
Promissory note from a fund managed by Brookfield Asset Management	(190)	—
Property-specific debt obligations	(325)	(231)
Loans and notes payable and other liabilities	(204)	(50)
Capital securities held by Brookfield Asset Management(3)	—	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)	In the third quarter of 2019, the partnership sold its participating loan interest.

(2)
At September 30, 2019, includes $39 million (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(3)	During the nine months ended September 30, 2019, $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, held by Brookfield Asset Management, were redeemed .

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2019	2018	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$6	$4	$19	$14
Management fee income	7	1	23	4
Participating loan interests (including fair value gains, net)	1	13	49	45
Interest expense on debt obligations	18	9	47	29
Interest on capital securities held by Brookfield Asset Management	—	16	8	54
General and administrative expense(2)	55	57	142	153
Construction costs(3)	81	64	343	289
Incentive fees	13	—	65	—

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the third quarter of 2019, the partnership sold an approximate 81% interest in a retail asset and an approximate 77% interest in a multifamily development to a Brookfield-sponsored fund. The partnership retains control over and will continue to consolidate these assets after the sale.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
ADOPTION OF ACCOUNTING STANDARDS
The partnership adopted IFRS 16 effective January 1, 2019. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment to equity upon adoption. See additional disclosures in Note 4, Investment Properties, Note 7, Property, Plant And Equipment, Note 16, Other Non-Current Liabilities and Note 17, Accounts Payable And Other Liabilities of the Financial Statements.

The partnership adopted the Amendments to IFRS 3 effective January 1, 2019. The partnership adopted the standard prospectively. See additional disclosures in Note 3, Business Combinations of the Financial Statements.

Refer to Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements for additional information.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2018 consolidated financial statements and Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the Financial Statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2019 and 2020, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $85 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.